Mail Stop 0511

May 13, 2005

Sheldon Goldberg, President
Sockeye Seafood Group, Inc.
Suite 400-601 W. Broadway
Vancouver, B.C.
Canada  V5Z 4C2

	Re:	Sockeye Seafood Group, Inc.
      Amendment No. 3 to Registration Statement on
      Form 10-SB
		Filed on April 7, 2005
		File No. 000-51197

Dear Mr. Goldberg:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 4

1. We note your disclosure on page 4 that management has "committed to advancing" you funds on an interest free basis until you are able to generate sufficient revenues. Please revise to clarify if this is evidenced by an agreement. If so, please file the agreement as an exhibit and discuss the principal terms of the agreement.

2. Please revise to define your use of the terms "landed value" and
"finished seafood products."

3. Please revise to explain who the First Nations groups consist of.

4. We note your disclosure on page 8 that you believe that you can satisfy the demand for "lower cost products" and provide a "greater and fresher supply of products." Considering your disclosure indicates that you are in the developmental stage, please revise to discuss the efforts made by management to ensure that these beliefs are accurate.

5. Please revise to identify the supplier of products that your recent revenues were derived from last year. Please refer to Item 101(b)(5) of Regulation S-B.

6. Please revise to fully discuss the services you will provide to both sellers and buyers.

7. Clarify in this section if you intend to engage in any processing of seafood products.

8. We note your disclosure that you intend to directly "broker" products from the fishing vessels to the "myriad buyers that exist."
Please revise to discuss how you will actually distribute your products. Define your use of the term "broker."

Government Regulation

9. In your next amendment, please update as to the progress of your license applications.

10. In this subsection, please revise to discuss the regulations that affect First Nations entities, since they appear to be a material aspect to your success.

11. Please revise to define your use of the terms "Geoduck" and "Sea
Cucumber."

Employees

12. We note your statement that your two officers devote their time on an "as needed" basis. Please revise to reconcile that with your disclosure on page 26 which states that Sheldon Goldberg will devote his full-time to your business.

Management`s Plan of Operations and Analysis of Results of
Operations
and Financial Condition, page 17

13. Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. revenue recognition, inventory valuation, etc.). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Plan of Operation and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Plan of Operations/Milestones

14. On your next amendment, please update the status of the listed endeavors.

15. Please revise to clarify if any of the listed items are contingent on the ones listed before it.

16. In the third listed item, we note your disclosure in the first sentence that you will "obtain contracts" and in the last sentence that you will "establish these contacts." Please clarify if you are seeking to establish contracts or contacts.

17. Please revise to define the term "by-catches."

18. Throughout this subsection, you disclose goals that bear no cost because such tasks will be undertaken by your management. Your compensation disclosure does not indicate that your officers and directors are paid for their services. Please clarify if management will be reimbursed for carrying out these "no-cost" activities on your behalf.

19. In the fifth listed item, we note the disclosure that you cannot pursue the listed item until you have obtained "solid commitments from fisherman and or obtaining inventoried product available from third party companies." The contingencies discussed in this item are not discussed in items 1-4. Please revise to discuss your planned efforts to obtain "solid commitments" or "inventoried products."

Risk Factors

20. We note your disclosure that David Knapfel devotes 5 hours per week and Sheldon Goldberg devotes 20 hours per week. Please revise to reconcile risk factor 6 with your disclosure on page 26.

21. We note your disclosure in risk factor 6 discussing the "busy fishing season." Please define.

22. Please revise risk factor 8 to qualify that currently no market exists for your securities.

Description of Property, page 24

23. We note your disclosure regarding your current office arrangement. If you intend to maintain an inventory of seafood products, please revise to discuss how you would store such products.

Directors and Executive Officers, Promoters and Control Persons,
page
25

24. We note your disclosure that from 1986 to "present" Sheldon Goldberg has been an independent contractor trading in seafood products. If he is still operating as an independent contractor, please revise to clarify how he would be able to devote his "full-time" to your company.

25. We note your disclosure that David Knapfel has been associated with Thai One On, Inc. since March 2003. Please revise to explain how he could have been associated with Thai One since March 2003 when
Thai One was not incorporated until March 2004.

Description of Securities, page 28

26. The statement that all of the company`s outstanding common stock is "fully paid and non-assessable" is a legal conclusion that you are not qualified to make absent an opinion of counsel. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Part II
Recent Sale of Unregistered Securities, page 30

27. Please revise to identify the persons who purchased in your Regulation D offering in August 2004. Please refer to Item 701 of
Regulation S-B.

Part F/S

Financial Statements for the year ended December 31, 2004
Report of Independent Registered Public Accounting Firm, page 43

28. We noted that your audited financial statements include the year ended December 31, 2004 and from May 21, 2003 (inception) through December 31, 2004, which would appear to comply with SFAS 7. We do not; however, see where your independent auditors (Franklin Griffith
& Associates) have opined on the latter period in their audit report.
Please advise your auditors to revise their report accordingly.

Statement of Operations, page 45

29. We noted that your revenue is generated from providing brokerage and consulting services in the seafood industry. It is our understanding, based on disclosures throughout your registration statement, that you will act primarily as a sales agent and receive commissions on any sales. It would appear; however, that you have reported your revenue on a gross basis. Please tell us supplementally, how your revenue recognition complies with the guidance of EITF 99-19, Reporting Revenue Gross as a Principal versus
Net as an Agent. Your response should address each indicator of gross and net reporting as set forth in the consensus. Please advise or revise to present your commission revenue on a net basis.

30. Considering the comment above, please revise your revenue recognition policy note (page 49) to clarify how your revenue recognition complies with the guidance of EITF 99-19. In addition, please expand your policy note to clarify how your revenue recognition complies with SAB 104.

Notes to Financial Statements
Note 1.  Summary of Significant Accounting Policies

General

31. Please disclose the reporting currency on the face of the financial statements. Disclose the functional currency and reporting currency, if different, in a note and describe briefly how you apply
SFAS 52.

Other

32. Please note that financial statements included in the registration statements should be current at the effective date to comply with Item 310(g) of Regulation S-B.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.


Sincerely,



John Reynolds, Assistant Director
Office of Emerging Growth Companies

Cc: 	David Knapfel
	Fax No. (570) 796-3072
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Sockeye Seafood Group, Inc.
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